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NEWS                                             THOMAS & BETTS CORPORATION
                                                 8155 T&B Boulevard
                                                 Memphis, TN 38125
                                                 (901) 252-5962

                                                 [THOMAS & BETTS LOGO]


Contact:
Fred R. Jones
(901) 252-5922


FOR IMMEDIATE RELEASE

                THOMAS & BETTS FILES 10-Q FOR THIRD QUARTER

MEMPHIS, Tenn.--November 17, 1999 - Thomas & Betts Corporation (NYSE: TNB) today announced that it has filed its quarterly report on Form 10-Q for its third fiscal quarter ended October 3, 1999. In that filing the company said that it will reissue financial statements for the first quarter of 1999. Thomas & Betts earnings' for the third quarter increased from amounts reported on October 26, 1999, as some charges included in those results were attributed to the restated first quarter. As a result of the restatement, earnings reported in the Corporation's press release dated October 26, 1999 were adjusted upward to net income of $50.1 million, or $0.86 per diluted share, for the third quarter and net earnings of $126.1 million, or $2.18 per share, for the nine months ended October 3, 1999.

     During the past two years Thomas & Betts has been engaged globally in extensive information technology systems' conversions to align its systems with its strategic plans, organizational structure and electronic commerce vision. The magnitude of the conversions and their rapid implementations were directly or indirectly responsible for a number of accounting errors. With completion of the implementation processes, the enhanced financial system and recent decentralization of the financial control organization permitted identification and quantification of those errors. During the third quarter the company identified and recorded charges and credits to correct for those system implementation errors and to make other adjustments identified by the new financial reporting system.

     "We are disappointed that these errors arose, but we are excited about the potential the new systems provide to implement our electronic commerce vision," said Clyde R. Moore, president and chief executive officer. "The systems' conversions were essential, as they provide the building blocks for our business-to-business E-commerce strategy. The good news is that our new financial system is in place and working well, and we have corrected for the errors caused by its installation. We are already reaping the benefits of the system," Mr. Moore concluded.

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     The Corporation has been reviewing with its independent auditors the attribution of the charges and credits recorded in the third quarter to prior periods. A substantial portion of that review is completed. In cases in which management could reasonably identify the timing of the error, the correcting adjustment was attributed to the period of the error.
Accordingly, financial statements for the company's first quarter ended April 4, 1999 will be reissued to reflect adjustments identified for that period. Upon completion of the review of the timing of attributions for the charges and credits, a decision regarding possible restatement of financial statements for other periods will be made. Thomas & Betts management does not anticipate that any restatement will have an adverse effect upon earnings for 1999; it is expected that any further restatement, if needed, would be accretive to reported earnings for 1999.

     Restatement of the first quarter, ended April 4, 1999, reduced its earnings by $5.7 million. As a result, Thomas & Betts had earnings of $32.3 million and net earnings per diluted share (EPS) of $0.56 for that quarter as compared with previously reported net earnings of $38.0 million and EPS of $0.67.

     Further description of charges and credits recorded in the third quarter and the restated first quarter may be found in the company's third-quarter 1999 report on Form 10-Q filed today. Restated financials for the first quarter to reflect these changes will be issued on Form 10-Q/A to be completed and filed shortly following completion of the attribution review.

     Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronic markets. Visit Thomas & Betts on the World Wide Web at www.tnb.com.

     Forward-looking statements in this news release are subject to many uncertainties in the company's operations and business environments. Such uncertainties, which are discussed further in the company's quarterly filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

                                    # # # #

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                         Thomas & Betts Corporation
                     Consolidated Statement of Earnings
                  (In thousands except per share amounts)

                              Quarter Ended        Nine Months Ended
                            -----------------    --------------------
                              Oct 3,   Oct 4,      Oct 3,    Oct 4,
                               1999    1998        1999      1998
                            -------- --------   ---------  ---------
Net Sales                  $642,697  539,797   $1,903,253 $1,637,475

Costs and Expenses:
  Cost of Sales             502,353  410,186    1,398,230  1,178,459

  Marketing, general and
   administrative           104,157   99,939      316,491    267,992
  Research and
   development               11,923   11,810       36,908     37,621
  Amortization
   of intangibles             4,313    4,114       13,618     12,606
  Provisions (recovery) -
   restructured operations   (4,285)  62,096       (5,736)    62,096
                            -------  -------    ---------  ---------
    Total operating
     Expense                618,461  588,145    1,759,511  1,558,774
                            -------  -------    ---------  ---------
Earnings (loss) from
 operations                  24,236  (48,348)     143,742     78,701
Income from
 unconsolidated companies     7,141    5,243       23,857     19,895
Other expense-net             7,418    9,590       39,008     38,654
                            -------  -------    ---------  ---------
Earnings (loss) before
 income taxes                23,959  (52,695)     128,591     59,942
Income taxes                (26,096) (15,227)       2,531     18,564
                            -------  -------    ---------  ---------
Net earnings (loss)        $ 50,055 $(37,468)  $  126,060 $   41,378
                            =======  =======    =========  =========


Net earnings (loss) per share:

 Basic                      $ 0.87  ($ 0.66)       $ 2.19     $ 0.73
                             =====    =====         =====      =====
 Diluted                    $ 0.86  ($ 0.66)       $ 2.18     $ 0.73
                             =====    =====         =====      =====

Average shares outstanding:

 Basic                      57,718   56,732        57,651     56,650
                            ======   ======        ======     ======
 Diluted                    58,017   56,896        57,891     57,006
                            ======   ======        ======     ======

Cash dividends declared
 per share                  $ 0.28   $ 0.28        $ 0.84     $ 0.84
                             =====    =====         =====      =====

NOTES: Prior-year amounts have been reclassified to conform to the current-year presentation. Amounts in 1999 have been restated as of the beginning of 1999 to include the August 31, 1999 acquisition of L.E. Mason Co., accounted for as an immaterial pooling of interests, except for cash dividends per share, which reflect the Corporation's historical per share amounts.